Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2015

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
In thousands	March 31, 2015	December 31, 2014
ASSETS

Current assets
Cash and cash equivalents	$423,032	$442,141
Short-term bank deposits	1,907	595
Accounts receivable, net	142,421	150,806
Inventories	130,958	123,385
Net investment in sales-type leases	8,682	8,170
Prepaid expenses	8,601	7,931
Deferred income taxes	26,569	25,697
Other current assets	20,084	37,903
Total current assets	762,254	796,628
Non-current assets
Goodwill	1,171,077	1,323,502
Other intangible assets, net	534,301	597,903
Property, plant and equipment, net	164,959	157,036
Net investment in sales-type leases - long-term	16,129	14,822
Other non-current assets	10,478	9,216
Total non-current assets	1,896,944	2,102,479
Total assets	$2,659,198	$2,899,107

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$47,607	$37,359
Short-term debt	50,000	50,000
Accrued expenses and other current liabilities	47,069	47,760
Accrued compensation and related benefits	36,826	42,332
Obligations in connection with acquisitions	11,313	28,092
Deferred revenues	47,127	45,023
Total current liabilities	239,942	250,566
Non-current liabilities
Obligations in connection with acquisitions - long-term	17,443	26,461
Deferred tax liabilities	43,035	55,835
Deferred revenues - long-term	5,359	5,946
Other non-current liabilities	28,918	25,091
Total non-current liabilities	94,755	113,333
Total liabilities	$334,697	$363,899
Contingencies, see note 10
Redeemable non-controlling interests	3,850	3,969
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000
shares; 51,016 shares and 50,923 shares issued and outstanding
at March 31, 2015 and December 31, 2014, respectively	139	139
Additional paid-in capital	2,579,874	2,568,149
Accumulated deficit	(250,159)	(33,871)
Accumulated other comprehensive loss	(9,675)	(3,647)
Equity attributable to Stratasys Ltd.	2,320,179	2,530,770
Non-controlling interests	472	469
Total equity	2,320,651	2,531,239
Total liabilities and equity	$2,659,198	$2,899,107

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Income (Loss)
	Three Months Ended March 31,
in thousands, except per share data	2015	2014
Net sales
Products	$126,667	$129,252
Services	46,064	21,689
	172,731	150,941
Cost of sales
Products	98,371	61,022
Services	28,272	12,191
	126,643	73,213
Gross profit	46,088	77,728

Operating expenses
Research and development, net	27,238	16,771
Selling, general and administrative	102,608	67,617
Goodwill impairment	150,400	-
Change in fair value of obligations in connection with acquisitions	(13,256)	(7,495)
	266,990	76,893

Operating income (loss)	(220,902)	835

Financial expense, net	(5,124)	(1,336)

Loss before income taxes	(226,026)	(501)

Income taxes	(9,622)	(4,588)

Net income (loss)	$(216,404)	$4,087

Net loss attributable to non-controlling interest	(116)	-

Net income (loss) attributable to Stratasys Ltd.	$(216,288)	$4,087

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(4.24)	$0.08
Diluted	$(4.24)	$0.08

Weighted average ordinary shares outstanding
Basic	50,956	49,273
Diluted	50,956	51,240

Comprehensive Income (loss)
Net income (loss)	$(216,404)	$4,087
Other comprehensive income (loss), net of tax:
Losses on securities reclassified into earnings	-	167
Foreign currency translation adjustments	(6,408)	(398)
Unrealized gains (losses) on derivatives designated as
cash flow hedges	380	(128)
Other comprehensive loss, net of tax	(6,028)	(359)
Comprehensive income (loss)	(222,432)	3,728
Less: comprehensive loss attributable to non-controlling interests	(116)	-
Comprehensive income (loss) attributable to Stratasys Ltd.	$(222,316)	$3,728

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Three Months Ended March 31,
in thousands	2015	2014
Cash flows from operating activities
Net income (loss)	$(216,404)	$4,087
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Goodwill impairment	150,400	-
Impairment of other intangible assets	43,205	-
Depreciation and amortization	28,907	23,367
Stock-based compensation	9,760	6,736
Net foreign currency transaction loss (gain)	8,708	(139)
Deferred income taxes	(13,830)	(5,871)
Excess tax benefit from stock options	-	(238)
Change in fair value of obligations in connection with acquisitions	(13,256)	(7,495)
Other non-cash items	47	161

Change in cash attributable to changes in operating assets
and liabilities, net of the impact of acquisitions:
Accounts receivable, net	4,563	(6,494)
Inventories	(15,348)	(13,216)
Net investment in sales-type leases	(1,819)	(891)
Other receivables and prepaid expenses	8,916	(5,023)
Other non-current assets	(1,104)	(379)
Accounts payable	10,093	1,738
Other current liabilities	(5,595)	8,383
Deferred revenues	2,747	3,048
Other non-current liabilities	3,914	(2,914)
Net cash provided by operating activities	3,904	4,860

Cash flows from investing activities
Purchase of property and equipment	(14,408)	(10,872)
Proceeds from maturities of short-term bank deposits	8,725	201,634
Cash paid for acquisitions, net of cash acquired	(3,801)	-
Investment in short-term bank deposits	(1,709)	(200,000)
Acquisition of intangible assets	(376)	(1,706)
Other investing activities	(99)	41
Net cash used in investing activities	(11,668)	(10,903)

Cash flows from financing activities
Payments of obligations in connection with acquisitions	(11,620)	-
Proceeds from exercise of stock options	1,969	1,040
Acquisition of non-controlling interest	-	(2,171)
Excess tax benefit from stock options	-	238
Net cash used in financing activities	(9,651)	(893)

Effect of exchange rate changes on cash and cash equivalents	(1,694)	16

Net change in cash and cash equivalents	(19,109)	(6,920)
Cash and cash equivalents, beginning of period	442,141	414,088

Cash and cash equivalents, end of period	$423,032	$407,168

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	2,502	60
Transfer of inventory to fixed assets	4,584	1,643

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a leading global provider of additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts services as well as related professional services offerings.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. Certain prior period amounts have been reclassified to conform to the current period presentation. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2014, filed as part of the Company’s Annual Report on Form 20-F for such year.

Recently issued and adopted accounting pronouncements

In November 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”), which clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. The ASU clarifies that an entity should consider all relevant terms and features on the basis of relevant facts and circumstances, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. This ASU is effective for annual reporting periods, including interim periods within those reporting periods, beginning after December 15, 2015. Earlier adoption is permitted. This ASU can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, subject to an additional one-year deferral as proposed by the FASB. Earlier adoption is not permitted. This standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of the adoption of the new revenue recognition standard on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Acquisitions

Fiscal 2015 Transaction

Transaction in China

On February 10, 2015, the Company acquired certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition is expected to enable the Company to expand its operations in the Chinese market.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Fiscal 2014 Transaction

Solid Concepts transaction

On July 14, 2014 (the “Solid Concepts transaction date”), the Company completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of approximately $185.4 million. This transaction has enabled the Company to expand its existing digital manufacturing printed parts services and to create a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

In exchange for 100% of the outstanding shares of Solid Concepts, the Company issued 978,601 ordinary shares, paid cash upon closing and was obligated to pay an additional holdback cash payment deferred for six months, which was paid in January 2015. In addition, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price.

The Solid Concepts transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Solid Concepts stockholders for the Solid Concepts transaction:

U.S. $ in thousands
Issuance of ordinary shares	$97,869
Cash paid upon closing	40,130
Holdback amount	3,839
Deferred payments	43,576
Total fair value of consideration transferred	$185,414

The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date.

The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The deferred payments are recognized as liabilities at fair value in the Company’s consolidated balance sheets and are classified under short-term and long-term obligations in connection with acquisitions. The fair value of the deferred payments as of March 31, 2015 was $22.4 million. The total amount of the deferred payments, which does not reflect a discount for lack of marketability, was approximately $25.8 million, based on the Company’s share price as of March 31, 2015.

The fair value of the deferred payments is primarily linked to the Company’s share price. An increase of 10% of the Company’s share price as of March 31, 2015 would have increased the fair value of the deferred payments by $2.2 million.

In addition, changes in level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. A decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability as of March 31, 2015 would increase the fair value of the Company’s deferred payments liability by approximately $0.7 million.

Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related payments that are linked to the Company’s share price. The retention-related payments will be paid in three separate annual installments after the Solid Concepts transaction date (“deferred retention payments”).

Expense due to the deferred retention payments of $0.1 million was recorded during the three months ended March 31, 2015. Based on the Company’s share price as of March 31, 2015, the total deferred retention payments will amount to approximately $30.3 million.

Subject to certain requirements for cash payments, the Company retains the discretion to settle any of the amounts payable under the definitive agreement in its shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on the Company’s share price.

Note 3. Inventories

Inventories consisted of the following:

	March 31,	December 31,
	2015	2014
	U.S. $ in thousands
Finished goods	$72,235	$66,779
Work-in-process	7,927	7,815
Raw materials	50,796	48,791
	$130,958	$123,385

Note 4. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the three months ended March 31, 2015, were as follows:

U.S. $ in millions
Goodwill as of December 31, 2014	$1,323.5
Goodwill impairment charges	(150.4)
Goodwill acquired	1.0
Translation differences	(3.0)
Goodwill as of March 31, 2015	$1,171.1

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Company determined that certain indicators of potential impairment existed that required an interim goodwill impairment analysis for all of its reporting units as of March 31, 2015. These indicators included a decrease in the Company’s share price and lower than expected revenue growth for the first quarter of 2015, partially due to negative effect of exchange rate differences. With the exception of the MakerBot reporting unit, the Company performed a qualitative assessment for goodwill impairment for each of its reporting units and determined that it was more likely than not that the fair value of each of its reporting units exceeds its carrying value.

For the MakerBot reporting unit, for which the Company recorded an impairment charge of $102.5 million in 2014, the Company determined that certain indicators of potential impairment existed that required an additional interim quantitative assessment for goodwill impairment. These indicators included a decrease in MakerBot product and service revenues in the first quarter of 2015 as compared to the fourth quarter of 2014 and below the Company’s previous projections, and lower forecasted profitability due to current trends in the 3D desktop market.

The Company updated its cash flow projections and related assumptions based on the indicators mentioned above and performed the two-step goodwill impairment test. The updated MakerBot reporting unit’s impairment analysis performed as part of step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to the MakerBot reporting unit exceeds its fair value. As a result, the Company recorded non-tax deductible impairment charge of $150.4 million, in order to reduce the carrying amount of goodwill to its estimated fair value.

When evaluating the fair value of its MakerBot reporting unit, the Company used a discounted cash flow model, which utilized level 3 measures that represent unobservable inputs into the Company’s valuation method. Key assumptions used to determine the estimated fair value include: (a) expected future cash flows (including revenue growth rates, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.5% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on the after-tax weighted average cost of capital which reflects the associated risks of the MakerBot reporting unit’s future cash flows.

Keeping all other assumptions constant, a decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of MakerBot reporting unit by approximately an additional $18.9 million and $29.6 million, respectively.

As of March 31, 2015, the remaining goodwill carrying value of the MakerBot reporting unit was $125.1 million.

The Company will continue to monitor its reporting units to determine whether events and changes in circumstances such as significant adverse changes in business climate or operating results, changes in management's business strategy, changes of management's cash flows projections or further significant declines of the Company’s share price, warrant further interim impairment testing.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other Intangible Assets

Other intangible assets consisted of the following:

	March 31, 2015				December 31, 2014
	Gross		Accumulated	Net	Gross		Accumulated	Net
	Carrying	Accumulated	Impairment	Book	Carrying	Accumulated	Impairment	Book
	Amount	Amortization	Loss	Value	Amount	Amortization	Loss	Value
	U.S. $ in thousands
Developed technology	$512,502	$(124,625)	$(41,418)	$346,459	$512,402	$(109,816)	$(11,636)	$390,950
Patents	15,446	(8,554)	-	6,892	15,209	(8,136)	-	7,073
Trademarks and trade names	60,066	(10,958)	-	49,108	60,046	(9,519)	-	50,527
Customer relationships	149,194	(30,585)	(13,423)	105,186	148,338	(26,219)	-	122,119
Non-compete agreements	10,843	(4,638)	-	6,205	10,843	(3,952)	-	6,891
Capitalized software development costs	17,482	(14,710)	-	2,772	17,290	(14,423)	-	2,867
In process research and development	20,679	-	(3,000)	17,679	20,476	-	(3,000)	17,476
	$786,212	$(194,070)	$(57,841)	$534,301	$784,604	$(172,065)	$(14,636)	$597,903

Prior to conducting the interim quantitative assessment for goodwill impairment of the MakerBot reporting unit as of March 31, 2015, the Company evaluated the recoverability of the MakerBot reporting unit long-lived assets, including its purchased intangible assets due to a decrease of MakerBot product and service revenues in the first quarter of 2015 as compared to the fourth quarter of 2014 as well as lower forecasted profitability due to current trends in the 3D desktop market. The Company assessed the recoverability of the MakerBot reporting unit intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of the MakerBot reporting unit intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable and considered to be impaired. For those unrecoverable intangible assets, the Company recorded impairment charges of $43.2 million for the three months ended March 31, 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $29.8 million related to the MakerBot reporting unit developed technology intangible assets were classified as costs of sales. Impairment charges of $13.4 million related to the MakerBot reporting unit customer relationships intangible assets were classified as selling, general and administrative expenses.

The impairment charges were measured as the difference between the carrying amounts of those intangible assets and their fair values. The fair values of those intangible assets were determined under the income approach, which is based on a discounted cash flow model, which utilized level 3 measures that represent updated revenue projections and profit margins over the expected remaining useful life of the asset, as well as associated relevant risk factor added to the discount rate.

Amortization expense relating to intangible assets for the three-month periods ended March 31, 2015 and 2014 was approximately $22.0 million and $19.0 million, respectively.

As of March 31, 2015, estimated amortization expense relating to intangible assets currently subject to amortization for each of the following periods were as follows:

U.S. $ in thousands
Remainning 9 months of 2015	$58,138
2016	75,852
2017	74,049
2018	71,096
2019	69,966
Thereafter	167,521
Total	$516,622

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Income (Loss) Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income (loss) per share is computed by dividing net income (loss) attributable to Stratasys Ltd. by the weighted average number of shares outstanding for the reporting periods. Diluted net income per share is computed using the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method, as well as shares held back from issuance in connection with the MakerBot transaction.

The following table presents the numerator and denominator of the basic and diluted income (loss) per share computations for the three months ended March 31, 2015 and 2014:

	Three months ended March 31,
	2015	2014
	In thousands, except per share amounts
Numerator:
Net income (loss) attributable to Stratasys Ltd.– for the computation
of basic and diluted net income (loss) per share	$(216,288)	$4,087

Denominator:
Weighted average shares – denominator for basic net income (loss) per share	50,956	49,273
Add: Effect of dilutive securities
Additional shares from the assumed exercise of employee stock
options and unvested RSUs	-	1,312
Held back issuable shares in connection with MakerBot transaction	-	655
Denominator for diluted income (loss) per share	50,956	51,240

Net income (loss) per share attributable to Stratasys Ltd.
Basic	$(4.24)	$0.08
Diluted	$(4.24)	$0.08

The computation of diluted net income (loss) per share excluded stock options, RSUs and shares held back in connection with the MakerBot transaction in amounts of 2.95 million and 0.16 million shares for the three months ended March 31, 2015 and 2014, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net income (loss) per share.

Note 6. Income Taxes

The Company’s effective tax rate for the three months ended March 31, 2015 and 2014 was 4.3% and 915.8%, respectively. The Company’s effective tax rate has varied significantly due to changes in the mix of taxable income and tax loss between the U.S. and Israel.

The Company’s effective tax rate for the three months ended March 31, 2015 was impacted by goodwill impairment of $150.4 million associated with the Makerbot acquisition which is non-tax deductible, and therefore had a significant impact on the effective tax rate for the three months ended March 31, 2015.

In addition, the impairment of MakerBot intangible assets as described in note 4 resulted in a reversal of related deferred tax liabilities amounting to $17.2 million. As a result, the Company recorded a valuation allowance in a corresponding amount of $17.2 million against deferred tax assets in respect of net operating losses as it is more likely than not that those deferred tax assets will not be realized in future periods. The Company will continue to monitor whether the realization of its remaining deferred tax assets is more likely than not.

Gain of $7.5 million attributable to the change in fair value of the Company’s earn-out obligations in the three-months period ended March 31, 2014, was non-taxable, and therefore had a significant impact on the effective tax rate in that period.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy is categorized into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in the condensed consolidated balance sheets:

	March 31, 2015
	Level 2	Level 3	Total
	U.S. $ in thousands
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$4,007	$-	$4,007

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(2,811)	-	(2,811)
Foreign exchange forward contracts
designated as hedging instruments	(863)	-	(863)
Obligations in connection with acquisitions	-	(22,400)	(22,400)
	$333	$(22,400)	$(22,067)

	December 31, 2014
	Level 2	Level 3	Total
	U.S. $ in thousands
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$3,753	$-	$3,753

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(2,901)	-	(2,901)
Foreign exchange forward contracts designated
as hedging instruments	(1,243)	-	(1,243)
Obligations in connection with acquisitions	-	(35,656)	(35,656)
	$(391)	$(35,656)	$(36,047)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table is a reconciliation of the changes for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	Three months ended	Year ended
	March 31, 2015	December 31, 2014
	U.S. $ in thousands
Fair value at the beginning of the period	$35,656	$29,025
Cash settlements	-	(10,795)
Additions	-	43,576
Change in fair value recognized in earnings	(13,256)	(26,150)
Fair value at the end of the period	$22,400	$35,656

The Company’s obligations in connection with acquisitions as of March 31, 2015 are related to the deferred payments in connection with the Solid Concepts transaction. Change in fair value recognized in earnings during 2015 includes an unrealized gain of approximately $13.3 million due to revaluation of the deferred payments in connection with the Solid Concepts transaction. For further information refer to note 2.

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, short-term debt, accounts payable and accruals. The fair value of these financial instruments approximates their carrying values.

Note 8. Derivative instruments and hedging activities:

The following table summarizes the condensed consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		March 31,	December 31,	March 31,	December 31,
	Balance sheet location	2015	2014	2015	2014
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts,
not designated as hedging instruments	Other current assets	$4,007	$3,753	$46,050	$45,000
Liability derivatives -Foreign exchange contracts,	Accrued expenses and
not designated as hedging instruments	other current liabilities	(2,811)	(2,901)	12,686	18,424
Liability derivatives -Foreign exchange contracts,	Accrued expenses and
designated as cash flow hedge	other current liabilities	(863)	(1,243)	38,794	38,426
		$333	$(391)	$97,530	$101,850

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of March 31, 2015, the Company had foreign exchange forward contracts, not designated as hedging instruments, in effect for the conversion of $46.1 million into €39.4 million and $12.7 million into NIS 46.1 million. These derivatives are primarily used to reduce the impact of foreign currency fluctuations on certain balance sheet exposures. With respect to such derivatives, gain of $4.2 million and a loss of $1.0 million were recognized under financial expense, net for the three-month periods ended March 31, 2015 and 2014, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recorded under financial expense, net.

As of March 31, 2015, the Company had foreign exchange forward contracts in effect for the conversion of $38.8 million designated as a cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts of $0.4 million and $0.1 million for the three-month periods ended March 31, 2015 and 2014, respectively, are included in the Company’s accumulated other comprehensive income. These contracts mature through December 31, 2015.

Note 9. Equity

a. Stock-based compensation plans

Stock-based compensation expense for equity classified stock options and restricted stock units (“RSUs”) were allocated as follows:

	Three Months Ended
	March 31,
	2015	2014
	U.S $ in thousands
Cost of sales	$1,833	$912
Research and development, net	1,868	938
Selling, general and administrative	6,059	4,886
Total stock-based compensation expenses	$9,760	$6,736

A summary of the Company’s stock option activity for the three months ended March 31, 2015 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2015	1,719,241	$43.89
Granted	-	-
Exercised	(91,528)	22.13
Forfeited	(27,496)	50.46
Options outstanding as of March 31, 2015	1,600,217	$44.53
Options exercisable as of March 31, 2015	860,358	$23.77

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The fair value of stock options is determined using the Black-Scholes model. No options were granted during the three-month period ended March 31, 2015. The weighted-average grant date fair value of options that were granted during the three-month period ended March 31, 2014 was $42.85 per option.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During the three-month periods ended March 31, 2015 and 2014, the Company issued 91,528 and 116,609 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $2.0 million and $1.0 million for the three-month periods ended March 31, 2015 and 2014, respectively.

As of March 31, 2015, the unrecognized compensation cost related to all unvested equity classified stock options of $31.3 million is expected to be recognized as an expense over a weighted-average period of 1.3 years.

A summary of the Company’s RSUs activity for the three months ended March 31, 2015 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
RSUs outstanding as of January 1, 2015	667,498	$94.19
Granted	52,460	76.38
Forfeited	(20,461)	94.23
RSUs outstanding as of March 31, 2015	699,497	$92.85

During the three-month periods ended March 31, 2015 and 2014, the Company granted RSUs for 52,460 and 6,247 ordinary shares of the Company, respectively. The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of March 31, 2015, the unrecognized compensation cost related to all unvested equity classified RSUs of $52.5 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 3.3 years.

b. Accumulated other comprehensive income (loss)

The following table presents the changes in the components of accumulated other comprehensive income (loss), net of taxes for the three months ended March 31, 2015 and 2014:

	Three months ended March 31, 2015
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2015	$(1,243)	$(2,404)	$(3,647)
Other comprehensive income before
reclassifications	(728)	(6,408)	(7,136)
Amounts reclassified from accumulated
other comprehensive income	1,108	-	1,108
Other comprehensive income (loss)	380	(6,408)	(6,028)
Balance as of March 31, 2015	$(863)	$(8,812)	$(9,675)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Three months ended March 31, 2014
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Other	Total
	U.S. $ in thousands
Balance as of January 1, 2014	$153	$1,922	$(167)	$1,908
Other comprehensive income before
reclassifications	(7)	(398)	-	(405)
Amounts reclassified from accumulated
other comprehensive income	(121)	-	167	46
Other comprehensive income (loss)	(128)	(398)	167	(359)
Balance as of March 31, 2014	$25	$1,524	$-	$1,549

Realized gains and losses on cash flow hedges were reclassified to research and development, net and selling and general and administrative expenses. Other reclassifications from accumulated other comprehensive income (loss) were reclassified to financial expense, net.

Note 10. Contingencies

Claims and Proceedings

In December 2008, an employee, whose employment with the Company was subsequently terminated, filed a claim against the Company demanding that, based on an alleged undertaking the Company had made, the Company issue to him an option that would allow him to maintain an equity interest of 1.45% in the Company, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($139,000). In July 2009, the Company filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, the Company initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($111,000) on account of alleged wrongful termination by the Company. The claim was dismissed in November 2013 by the Israeli labor court, also awarding the Company legal expenses of NIS 55,000. The plaintiff appealed the decisions, and the appeal was dismissed on March 10, 2015.

On March 4, 2013, four current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director.

The lawsuits allege in particular that a series of investments in Objet during 2002 and 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. Also, the Company a filed motion to dismiss the claims on grounds of statute of limitations, laches and lack of cause. On April 8, 2014, the court held a hearing on the motion and the parties submitted summation briefs. The court's decision is pending.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Court for the District of Minnesota, naming the Company and certain of the Company’s officers as defendants. Similar actions were filed on February 9 and 20, 2015, and on March 25, 2015 in the Southern District of New York, the Eastern District of New York, and the District of Minnesota, respectively. The lawsuits allege violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees. On April 3 and 6, 2015, the courts in the Southern and Eastern Districts of New York, respectively, entered orders transferring their cases to the District of Minnesota. On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. The Company intends to mount vigorous defenses to these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 11. Subsequent Events

In April 2015, the Company purchased the rights in land and a new building under construction in Rehovot, Israel (the “new Rehovot Property”) for a total consideration of approximately $38 million. The new Rehovot Property includes 11,700 square meters (approximately 126,000 square feet) of new building space under construction and additional building rights of 36,000 square meters (approximately 387,500 square feet). The new Rehovot Property will house the Company’s Israeli headquarters, research and development facilities and certain manufacturing activities.

In April 2015, the Company borrowed $125 million under its five-year revolving credit facility to support the funding of its expected growing business. Including amounts previously borrowed, the Company has $175 million principal amount of debt outstanding under the revolving credit facility, which provides a principal amount for revolving credit loans of up to $250 million.

In April 2015, the Company initiated a reorganization plan within MakerBot that is intended to focus efforts at MakerBot on improving and iterating products, growing the 3D ecosystem, and expand its presence in the professional, education and consumer markets (“MakerBot Reorganization”). This reorganization initiative includes a reduction in the number of MakerBot employees and closing of MakerBot’s three retail stores. Through the MakerBot Reorganization, the Company expects to achieve costs savings, economies of scale and to better position its market penetration. Costs related to the MakerBot Reorganization will be incurred commencing the second quarter of 2015.